SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

				 (Amendment No. 2)*


                    TOP IMAGE SYSTEMS LTD (TISA)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                   Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   M87896102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 7, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    M87896102
            ---------------------


1. NAME OF REPORTING PERSONS

   SKIRITAI Capital LLC             I.R.S. Identification No.: 47-0861757

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   677,095

6. SHARED VOTING POWER

   0

7. SOLE DISPOSITIVE POWER

   677,095

8. SHARED DISPOSITIVE POWER

   0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   0%

12.TYPE OF REPORTING PERSON*

   IA

--------------------------------------------------------------------------------

CUSIP No.   M87896102
            ---------------------


1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Leonidas Opportunity Fund L.P.     I.R.S. Identification No.: 74-3056978

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

   State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   0

6. SHARED VOTING POWER

   0

7. SOLE DISPOSITIVE POWER

   0

8. SHARED DISPOSITIVE POWER

   0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   647,032

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   7.33%

12.TYPE OF REPORTING PERSON*

   PN

--------------------------------------------------------------------------------

CUSIP No.   M87896102
            ---------------------


1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Leonidas Opportunity Offshore Fund Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   0

6. SHARED VOTING POWER

   0

7. SOLE DISPOSITIVE POWER

   0

8. SHARED DISPOSITIVE POWER

   0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   30,063

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   0.34%

12.TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------

CUSIP No.   M87896102
            ---------------------


1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Russell R. Silvestri

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   677,095

6. SHARED VOTING POWER

   0

7. SOLE DISPOSITIVE POWER

   677,095

8. SHARED DISPOSITIVE POWER

   0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   0%

12.TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

CUSIP No.   M87896102
            ---------------------


1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Lyron L. Bentovim

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   677,095

6. SHARED VOTING POWER

   0

7. SOLE DISPOSITIVE POWER

   677,095

8. SHARED DISPOSITIVE POWER

   0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   0%

12.TYPE OF REPORTING PERSON*

   IN

--------------------------------------------------------------------------------

CUSIP No.   M87896102
            ---------------------


Item 1(a).  Name of Issuer:


            TOP IMAGE SYSTEMS LTD (TISA)
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2 HABARZEL ST, TEL AVIV 69710, ISRAEL, L3
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:

            This statement is being filed by SKIRITAI Capital LLC (the "Reporting Person"), a Delaware limited liability company.

            The Leonidas Opportunity Fund L.P. and Leonidas Opportunity Offshore Fund Ltd. were both formed to engage in the business of acquiring, holding and disposing of investments in various companies. The present principal business of SKIRITAI Capital LLC is serving as the General Partner of the Leonidas Opportunity Fund L.P. and the Investment Manager of the Leonidas Opportunity Offshore Fund Ltd. Russell R. Silvestri and Lyron L. Bentovim are Managing Directors of SKIRITAI Capital LLC. The address of SKIRITAI Capital LLC's principal office is 388 Market Street, Suite 700, San Francisco, CA 94111.

            The address of SKIRITAI Capital LLC executive office is the same as the address of its principal office.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            388 Market Street
            Suite 700
            San Francisco, CA  94111
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            See Item 4 of each cover page.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


            M87896102
            --------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         See Item 9 of each cover page.
         ----------------------------------------------------------------------

     (b) Percent of class:

         See Item 11 of each cover page.
         ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:


          (i)   Sole power to vote or to direct the vote
                See Item 5 of each cover page.


          (ii)  Shared power to vote or to direct the vote
                See Item 6 of each cover page.


          (iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.


          (iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


         Not applicable


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.


         Not applicable


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


          Not applicable

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2007
---------------------------
(Date)


SKIRITAI Capital LLC

By: /s/ Russell R. Silvestri
--------------------------
Managing Director

By: /s/ Lyron L. Bentovim
--------------------------
Managing Director


Leonidas Opportunity Fund L.P.

By: /s/ Russell R. Silvestri
--------------------------
Managing Director of
SKIRITAI Capital LLC, its
General Partner

By: /s/ Lyron L. Bentovim
--------------------------
Managing Director of
SKIRITAI Capital LLC, its
General Partner


Leonidas Opportunity Offshore Fund Ltd.


By: /s/ Russell R. Silvestri
--------------------------
Managing Director of
SKIRITAI Capital LLC, its
Investment Manager


By: /s/ Lyron L. Bentovim
--------------------------
Managing Director of
SKIRITAI Capital LLC, its
Investment Manager



By: /s/ Russell R. Silvestri
--------------------------


By: /s/ Lyron L. Bentovim
--------------------------


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.